NEWS RELEASE

EMX Royalty Provides an Update on IGC's Sale of the
Malmyzh Copper-Gold Porphyry Project

Vancouver, British Columbia, October 2, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to provide an update on the sale of the Malmyzh copper-gold porphyry project (“Malmyzh”) to Russian Copper Company (“RCC”). EMX has learned from IG Copper LLC (“IGC”) that all condition precedents to complete the sale, as defined in the Share Purchase Agreement1, have been fulfilled, and the US $200 million completion consideration has been paid into escrow. The final step towards closing is notification by the Russian authorities that ownership of the Russian subsidiary holding the Malmyzh licenses has been transferred to RCC. IGC has indicated that this last step should occur within the next five to ten days.

The estimated value of the Malmyzh transaction to EMX's interest in IGC, net of financial arrangements, is over US $68 million. Scotiabank Europe plc, the U.K. subsidiary of The Bank of Nova Scotia, is an advisor to IGC regarding the transaction.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

About IGC. IGC, a privately held company, is led by President and CEO Thomas E. Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Far East.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining  required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

_____________________________________
1 See EMX news release dated June 14, 2018.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six month period that ended on June 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com